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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No.  )*


                          Allegheny Technologies, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  01741R 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               February 11, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [X]    Rule 13d-1(c)

        [ ]    Rule 13d-1(d)



------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  01741R 10 2                    13G                  Page 2 of 4 Pages

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 1    NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

      Caroline W. Singleton, Sole Trustee of the Singleton Family Trust,
      SS# ###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [ ]

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 3    SEC USE ONLY

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 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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          NUMBER OF            5    SOLE VOTING POWER

           SHARES                    6,999,660
                               -------------------------------------------------
        BENEFICIALLY           6    SHARED VOTING POWER

          OWNED BY                   0
                               ------------------------------------------------
            EACH               7    SOLE DISPOSITIVE POWER

          REPORTING                 6,999,660
                               ------------------------------------------------
           PERSON              8    SHARED DISPOSITIVE POWER

            WITH                    0
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,999,660
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]
      (See Instructions)

      Not Applicable
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.5% of outstanding shares
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

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ITEM 1(a).        NAME OF ISSUER.

                  Allegheny Technologies, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1000 Six PPG Place
                  Pittsburgh, Pennsylvania  15222-5479

ITEMS 2(a)        NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS
AND 2(b).         OFFICE OR, IF NONE, RESIDENCE.

                  Caroline W. Singleton
                  Sole Trustee of the Singleton Family Trust
                  335 N. Maple Drive, Suite 177
                  Beverly Hills, California  90210

ITEM 2(c).        CITIZENSHIP.

                  I am a United States citizen. The Singleton Family Trust is a revocable trust administered under the laws of the State of California.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, $.10 par value per share.

ITEM 2(e).        CUSIP NUMBER.

                  01714R 10 2

ITEM 3.           FILINGS PURSUANT TO RULES 13d-1(b) OR 13D-2(b):

                  N/A.

ITEM 4.           OWNERSHIP.

         I am the sole trustee of the Singleton Family Trust. I have sole investment and dispositive powers with respect to the 6,999,660 shares (the "SHARES") of the common stock, $.10 par value per share (the "COMMON STOCK"), of Allegheny Technologies, Inc. (the "COMPANY") held by the Singleton Family Trust. The Shares represent 7.5% of the Company's outstanding shares of Common Stock as of November 5, 1999. The Singleton Family Trust is filing this Schedule 13G in order to elect the alternative of filing a short form statement on Schedule 13G pursuant to Rule 13d-1(c). No change in the Singleton Family Trust's percentage ownership of the Company is being reported.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  N/A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A.

                                      -3-



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ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  N/A.

ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2000
                                      /s/ CAROLINE W. SINGLETON
                                      ------------------------------------------
                                      Caroline W. Singleton, Sole Trustee
                                      of the Singleton Family Trust


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